Exhibit 99.10

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Canadian Superior Energy Inc.

We consent to the use of our report dated March 31, 2005 with respect to the consolidated financial statements of Canadian Superior Energy Inc. as at December 31, 2004 and for each of the years in the two year period then ended, included in this annual report on Form 40-F/A.

/s/ KPMG LLP

Calgary, Canada

June 16, 2006